Exhibit (c)(1)

To:	Thanksgiving Coffee Company Board of Directors
From:	The Special Committee of the Board
Date:	December 10, 2020
Subject:	Report to the Board of Directors – Going Private Plan

The special committee, which includes Mr. Nicholas Hoskyns, a board member, and Mr. Neil Blomquist, an outside advisor (the “Committee”), presents here a Going Private Plan (the “Plan”) to the Board of Directors of Thanksgiving (the “Board”), and recommends approval for the implementation of that Plan.

The Plan essentially works toward an improved exit strategy for shareholders on two fronts — internal stabilization / growth to increase stock price for exit through the sale of stock in any form of private market transactions, and merger / sale positioning to provide an alternative bulk exit opportunity.

The Committee believes that the forthcoming restructuring inherent in the Plan and the possible quarterly impacts of implementation should best be undertaken in a non-public environment. Thanksgiving might then emerge in a stronger financial position, either stand-alone or as the result of a merger. As a first step toward initial anonymity, the Committee recommends approval from the Board to submit a Proposal to Thanksgiving shareholders that would also authorize a cessation of public reporting responsibilities associated therewith.

The reasons for this proposal are set forth below:

a.

Thanksgiving Has Not Been Able to Take Advantage of Being Public: Thanksgiving, despite several efforts to do so, has been unable to generate internally, or secure in any kind of market, sufficient funding to implement a diversification strategy that would overcome traditional weaknesses in the Company’s business model. Although Thanksgiving has not been able to take advantage of the fund-raising aspects that typically arise from being a publicly traded company, it bears all the downside of being public as set forth below.

b.

Ever Increasing Costs/Exposure: The costs of being a publicly reporting company increase each quarter with additional requirements associated with the Sarbanes-Oxley Act of 2002. Further, a chief concern for all officers and directors of Thanksgiving is the increased personal, civil and criminal liability now associated with corporate activities and financial disclosures. While a case could be made that such exposures should attach to management of a public company that is gaining benefit from being public, this Committee feels that the extended exposures are not warranted for a small company like Thanksgiving that is unable to reap any benefits of being public at this time or in the foreseeable future.

c.

Competitive Disadvantage: Thanksgiving’s historical performance, particularly over the last twenty years, has resulted in unfavorable financial information being disseminated through required public disclosure channels associated with being a public company. Such financial results have disqualified Thanksgiving from any major stock exchange, thus making Thanksgiving stock virtually invisible to potential new investors, even though it has continued to file annual and quarterly reports to the SEC. Concurrently, ever-increasing financial disclosures have required Thanksgiving to provide an unwarranted level of information to competitors who already have access to our financial trends, which could, at a minimum, allow for such competitors to use that information to their advantage and decrease Thanksgiving’s ability to compete on a level basis, all still with no advantages being created by making this information public.

d.

Hampered Valuation: The present invisibility of Thanksgiving stock and its historical corporate performance, coupled with the fact that Thanksgiving, as a publicly reporting company, has additional complexities when being considered by an outside entity, may have been, and may continue to be, contributing factors leading to its difficulties to attract a potential acquirer or business combination partner.

Thanksgiving has considered alternative ways to accomplish a privatization including, (1) a sale/merger of the Company, and (2) an issuer tender offer for cash. Over the last several years Thanksgiving has entertained several proposals in the first category, but has been unable to bring them to fruition, likely due to all of the factors described above, as a result of its status as a publicly reporting company.

The Committee also evaluated an issuer tender offer as an alternative to a reverse stock split, but rejected it because (a) the results of an issuer tender offer would be unpredictable due to the voluntary nature of the tender process and (b) federal regulations imposing limits on a tender offer, including pro rata acceptance of tendering shareholders, both of which would make it difficult to ensure the Company would achieve its goal of reducing the number of shareholders below 500.

Accordingly, since the two most likely privatization mechanisms are not appropriate to Thanksgiving’s circumstances, this Committee is recommending to the Board that it consider a mechanism that may be accomplished within the Company’s time and monetary constraints.

Presently securities laws are such that Thanksgiving may go private at a relatively low cash cost and over a period of only a few months so long as it has no more than 500 shareholders of record. Thanksgiving would need to implement a reverse stock split to lower the number of shareholders of record. Once private, the Committee believes it would have many more options available to entice both potential businesses and/or investment dollars, especially as it reduces the significant costs of publicly reporting each quarter and yearly. The fact that Thanksgiving curtailed its very expensive reporting requirements would create a much more appealing story. This privatization process should clearly allow Thanksgiving to take advantages of exit strategies that may not now exist for them.

In the opinion of this Committee, it is critical that Thanksgiving’s Board is amenable to the longer-term strategy and willing to take the first important step in that direction by approving this Proposal. Should the Board recommend the strategy set forth herein, a proposal would be submitted to a vote of shareholders.

THE PROCESS OF GOING PRIVATE

The key to the Committee’s Plan for going private is a provision in the securities law that allows any company with less than 500 shareholders of record and assets under $10MM to de-register its shares with the filing of a simple one-page Form 15 with the SEC.

Thanksgiving presently has 1,258 shareholders of record. The Committee proposes that Thanksgiving initiate a reverse stock split upon approval of a majority of the shareholders, and to purchase all fractional shares based on a valuation model that has derived the value of one share to be $0.66. A reverse split of 1 for 200 shares would reduce the number of shareholders of record to less than 500, as many small shareholders currently holding less than 200 shares would end up with fractional shares. Our intention would be to use a reverse stock formula that would cause the fewest number of shareholders to be cashed out while being confident that the reverse stock split will result in there being fewer that 500 shareholders of record. Obviously, Thanksgiving cannot control stock transfers that would increase the number of shareholders of record and therefore the formula must reflect some cushion. In the event it appears at any stage in the process (even after shareholder approval) that the reverse stock split will not achieve the desired result of taking the Company private, then the Board should retain authority to discontinue the process.

The Committee proposes that Thanksgiving buy back fractional shares at a fair price based upon the attached cover letter dated October 14, 2020, and the valuation exercise and information provided from Linkenheimer, regarding the valuation of the Company shares (the higher valuation was approximately $.66 per share). The aggregate cost to do so is estimated to be approximately $55,500.

Thanksgiving would need to file and distribute to all shareholders an Information Statement that contains the information leading to these actions, a board approval and Majority Shareholder approval. Thanksgiving would also need to file a Schedule 13e-3 with the SEC showing its intention to proceed. Overall costs for that action would probably be about $30,000. After approvals and all appropriate filings, Thanksgiving would immediately file the Form 15 that de-registers its stock (cost of approximately $5,000). Upon this filing, Thanksgiving’s obligation to file public reports would be suspended and within 90 days after the filing (assuming the SEC took no action to alter the de-registration) Thanksgiving would be a private company with less than 500 shareholders of record.

Although some shareholders may argue that their stock is less liquid under this private scenario, the counter argument based on facts is that (a) there has been no trading activity known to Thanksgiving, (b) the Company is too small to list its shares for trading on any kind of market, and (c) the publicly reporting now required by the Company leads to difficulty in determining true value for their holdings. The Committee feels that the opportunity to convert present stockholdings into a more positive investment outcome is better served through an intermediary step of privatization that should facilitate a merger, sale, or even possibly a future public offering.

Based on the cost estimates presented, the pay-back period for this transaction would be 1 to 1½ years.

Should the Board agree with the Committee’s findings, it further recommends that the process of filings with the Securities and Exchange Commission be initiated, and that other ancillary actions be effected, including the Committee’s recommendation to revise the Company’s Articles of Incorporation, and any other actions required.

October 14, 2020

Paul and Joan Katzeff Thanksgiving Coffee Co. PO Box 1918 Fort Bragg, CA 95437

Re: Disinterested party letter for consulting services provided

Dear Paul and Joan,

R. John Jones, CPA

Michael R. Musson, CPA

Carli R. Ortiz, CPA, PFS

Kerri E. Berry, CPA

Chris J. Jones

Judy R. Deniz, CPA

Anya V. Cunningham, CPA

Gino L. Scurini, CPA

Andy J. Vedder, CPA

Joshua T. Warren, CPA

Jan J. Coulter, CPA

Kelly J. McGlinchy, CPA

Daniel C. Riccobuono, CPA

Megan J. Orr, CPA

Joelle J. Smith

Nina Shaposhnikov, CMA

Jennifer A. Brown

Rodrigo Nunez

Samantha A. Shelley

Leslie A. Thiele

Kari M. Bruner

Charla R. Balkin

Natallie N. Cataraha-Berry

Cecil G. Humes, Retired

The management and advisors of Thanksgiving Coffee Company (the “Company”) have asked us to assist their team to estimate the fair market value of the Company for the purposes of initiating a stock transaction. The objective of our consulting engagement was to review the Board’s valuation estimates for reasonableness, assist with market research, and assist with building reasonable models to calculate an estimated value of ownership interest in the common stock of the Company of a specified date, as documented in our engagement letter dated December 20, 2019. The results of our consulting services in relation to the estimated value of the Company should not be used for any other purpose or by any other party for any purpose.

The information presented in the attached models was prepared as a part of our engagement and the underlying data was provided by management. Management is responsible for all decisions. We believe that these estimated valuation models may be considered when a transaction is contemplated by the Company that may entail the purchasing of shares or fractional shares of the Company. The results provided are for use by the Board of the Company and its advisors.

Among the activities conducted during the course of our consulting engagement were the analysis of business and financial information provided by the Company, industry research, and discussions held with the Company management and its advisors. In connection with our analysis contained in the following models, we have not independently verified any information provided by the Company and we have relied on all information as represented to be complete and accurate in all material respects. In addition, we have not obtained any independent appraisal of the Company’s assets. With regard to the estimated valuation models, we have assumed that the Company has reasonably prepared and reflected the best currently available information about the Company, and the models are based on that information. We assume no responsibility for and express no opinion as to any forecasts or assumptions beyond those which are presented in the estimated valuation models.

187 Concourse Boulevard | Santa Rosa, CA 95403-8217 | 707-546-0272 Fax 707-546-5642 | www.linkcpa.com Represented

through Alliott Group, A WORLDWIDE ALLIANCE OF INDEPENDENT FIRMS

Paul and Joan Katzeff

Thanksgiving Coffee Co.

October 14, 2020

Our work in connection with this engagement is not intended to result in the submission or issuance of financial statements by Linkenheimer LLP as defined by Statements of Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants (AICPA), nor is it intended to result in a submission or issuance of a formal business valuation as defined by Statement on Standards for Valuation Services No. 1 (SSVS) promulgated by the AICPA, or the Professional Standards issued by the National Association of Certified Valuation Analysts’ (NACVA).

Several analytical methodologies were employed as part of our engagement, and no one method of analysis should be regarded as critical to the overall conclusion that management has reached. Each method has inherent strengths and weaknesses, and the nature of the available information, and information on companies similar to this Company, may further affect the results that were reached. These results may involve significant elements of subjective judgment or qualitative analysis, and as such, we cannot provide a written opinion as to any value or merit standing alone. The estimated valuation models are based on the methodologies we have employed in collaboration with management, which we believe to be reasonable from a financial point of view based on the information we have been provided. These results are not based on outside market, economic or other factors that may exist.

The work performed above was done on an as-needed hourly basis, which limits our involvement and knowledge of the daily operations of the Company. Because of this, there is a risk that material errors, irregularities, or illegal acts, including fraud or defalcation, may exist and may not be detected by us.

Very truly yours,

Thanksgiving Coffee Company
12/31/2019
Asset Based Valuation

Total shares	1,236,744
Minority shares	272,344
Minority Interest	22%

	As of 12/31/19
	Book Value (BS)	Recoverability Discount	FMV	% of BV	Notes
Cash	$410,973.91	-	$410,973.91	100%	100% liquid

AR - employee	$388.91
AR - RTES	$78,537.29
AR - BIRD	$5,083.92
AR - Direct	$137,422.83
AR - Mail	$1,683.40
AFDA	$(4,662.05)
	$218,454.30	$2,184.54	$216,269.76	99%	Per client 99% collectible upon liquidation (see tab 3)

Inventory	$236,257.51	$94,503.00	$141,754.51	60%	Per client 60% of value recoverable upon liquidation (see tab 3)

Prepaids	$49,534.00	$49,534.00	$-	0%	Per client no prepaid assets recoverable for cash upon liquidation (see tab 3)

Fixed Assets
Equipment, furniture and tools	$665,488.84	N/A See notes	$303,000.00	37%	Recoverable cost of fixed assets provided by client, see Note [A] (applied 50% discount See note [B])	[A], [B]
Leasehold improvements	$368,954.29				(see tab 3)
Leased equipment	$99,045.57				Offset by applicable liabilities below	[C]
Vehicles	$50,216.55				Offset by applicable liabilities below	[C]
Accumulated Depreciation	$(1,261,716.80)		$-	0%	Disregarded - FMV used per client recoverable cost detail at note [A]
Operating Lease Assets	$902,327.57	▼	$-	0%	Disregarded - not tangible or recoverable
	$824,316.02

Deposits	$1,055.94	$1,055.94	$-	0%	Per client - deposit is not recoverable (see tab 3)
Package Design	$41,000.00	$41,000.00	$-	0%	Intangible assets are not recoverable in asset sale, only enterprise sale
PD Accumulated Amortization	$(39,145.00)	$(39,145.00)	$-	0%
	$19,000.00	$19,000.00	$-	0%
PD Accumulated Amortization	$(15,757.95)	$(15,757.95)	$-	0%	▼
	$6,152.99

TOTAL ASSETS	$1,745,688.73		$1,071,998.17

Accounts Payable	$165,742.26	-	$165,742.26	100%	100% due on demand if liquidated
Accrued liabilities	$37,228.17	-	$37,228.17	100%	100% due on demand if liquidated

Equipment and Vehicle Lease Liabilities	$48,044.84	-	$48,044.84	100%	100% due on demand if liquidated, offset by recoverable cost for sold asset above	[C]
Operating Lease Liability	$543,465.37	$543,465.37	$-	0%	Disregarded - not due on demand upon cancelation of operating lease

TOTAL LIABILITIES	$794,480.64		$251,015.27

	NET ASSET BASED VALUE		$820,982.90

	Value per share		$0.66
	Minority share value		$180,789.05

Notes:
[A]	Recoverable cost of all fixed assets provided by client as shown on tab 3, less intangible values. Applied discount per note [B] of 40%.

[B]

Per discussion with Paul (see tab 3), total recoverable cost for all fixed assets at FMV would be $706,000 (adjusted to $606,000 to exclude intangibles on tab 3). Per Paul, the recoverable cost if sold via liquidation would result in a 30%-50% discount. Recoverable cost if sold as part of the enterprise, value may be 20-50% higher. For Asset Based Valuation purpose, we will use the recoverable costs if liquidation were to occur and apply a 50% discount, taking into consideration the following additional considerations that may affect an asset sale,  provided by Paul.

1. We are so far removed from population area
2. Coffee Roasting is a unique business
3. With many going out of business because of Covid, there is now a glut of Coffee related sell offs
4. Much of this equipment is depreciated to zero value due to age and may be usable in place but not attractive to buyers
5. 90% of the equipment is not located in Ft. Bragg and would have to be retrieved to be sold.
6. Covid reduced the economy is not a good time to sell anything

[C]

Note that per discussion with client, all financed vehicles and equipment are owned by the Company. Profits from sale of assets would belong to the Company. Outstanding related liabilities are included in calculation above.

[D]

Consideration for FMV of intangible assets (website and trademark/package design), noting value would be attached to enterprise. Given $0 (negative) EBITDA valuation model, no recoverable value assigned to intangibles for asset-based valuation.

Thanksgiving Coffee, EBITDA, Business Valuation Model
12/31/2019
Updated on 5/18/2020

CS Shares authorized	1,960,000
CS Shares issued and outstanding	1,236,744
CS Shares held by majority	964,400
% of total CS Shares	78%
CS Share held my minority	272,344
% of total CS Shares	22%

	PBC Internal 2019 FS			Per 10-K			Per 10-K			Per 10-K
	12/31/2019		% change	12/31/2018		% change	12/31/2017		% change	12/31/2016
Per PBC FS/10-K	actual		YOY	actual		YOY	actual		YOY	actual		4 YR Average

Total shares I/OS	1,236,744		0%	1,236,744		0%	1,236,744		0%	1,236,744.00		1,236,744.00

Revenue	4,071,568		26%	3,226,269		-8%	3,506,756		-1%	3,552,899		3,589,373
COGS	(2,289,736)	56%	23%	(1,859,691)	58%	-9%	(2,037,846)	58%	-5%	(2,139,873)	60%	(2,081,787	) 58%
GP	1,781,832		30%	1,366,578		-7%	1,468,910		4%	1,413,026		1,507,587

Op. Expenses	(1,475,562)		5%	(1,406,092)		-7%	(1,516,527)		-5%	(1,601,824)		(1,500,001)
Interest income	-		-100%	82		-94%	1,297		-35%	1,996		844
Interest expense	(5,315)		-27%	(7,284)		3%	(7,061)		-25%	(9,400)		(7,265)
Other	2,549		-77%	11,279		-146%	(24,656)		-502%	6,138		(1,173)
Income tax (net of refund)	(479)		-40%	(800)		0%	(800)		0%	(800)		(720)
Unadjusted Net income	303,025		-936%	(36,237)		-54%	(78,837)		-59%	(190,864)		(728)

Depreciation/Amortization	68,716		-15%	80,995		-31%	117,346		-5%	124,155		97,803
Interest	5,315		-27%	7,284		3%	7,061		-25%	9,400		7,265
Tax expense	800		0%	800		0%	800		0%	800		800
EBITDA	377,856		615%	52,842		14%	46,370		-182%	(56,509)		105,140

Adjustments to Normalize EBITDA:
Adjustment for reduced shareholder correspondence costs [c]	8,438			5,934			3,965			3,350
Adjustment for FMV lease of facility [a]	(89,224)			(89,224)			(89,224)			(89,224)
Charitable contributions	27,775			23,791			27,341			33,050
Joan's salary (COO) - actual	65,000			64,331			64,331			70,976
Adjustment for FMV salaries - CEO and COO [b]	(160,000)			(160,000)			(160,000)			(160,000)
- Additional Revenue related to 1 time fire [d]	(900,000)			-			-			-
+ related COGS (58%) [d]	522,000			-			-			-
Total Adjusted and Normalized EBITDA	(148,155)		45%	(102,326)		-5%	(107,217)		-46%	(198,357)		(139,014)

Multiplier for Coffee Retail industry applied
EV 21.5 x Adjusted EBITDA (Starbucks 9/2019)	(3,185,333)	(2,200,000)	(2,305,170)	(4,264,676)	(2,988,795)
EV 19.5 x Adjusted EBITDA (Dunkin 12/2019)	(2,889,023)	(1,995,349)	(2,090,735)	(3,867,962)	(2,710,767)
EV 12.4 x Adjusted EBITDA (JM Smuckers 4/2019)	(1,837,122)	(1,268,837)	(1,329,493)	(2,459,627)	(1,723,770)
EV 12.4 x Adjusted EBITDA (R Brands Int. (Tim Horton) 12/2019)	(1,837,122)	(1,268,837)	(1,329,493)	(2,459,627)	(1,723,770)
EV 12.6 x Adjusted EBITDA (Tata Coffee Limited, 3/2019)	(1,866,753)	(1,289,303)	(1,350,937)	(2,499,298)	(1,751,573)
EV 17.5 x Adjusted EBITDA (Keurig Dr. Pepper, 10/2019)	(2,592,713)	(1,790,698)	(1,876,301)	(3,471,248)	(2,432,740)
EV 21.3 x Adjusted EBITDA (Coffee Holding Co, 1/2020)	(3,155,702)	(2,179,535)	(2,283,726)	(4,225,004)	(2,960,992)
Mid range Average coffee/food retailer EV/ EBITDA 1/2020 Model - EV 14.5x	(2,148,248)	(1,483,721)	(1,554,649)	(2,876,177)	(2,015,699)
EV 10.6 x Adjusted EBITDA (2019 Q2 - median deal size in food and bev. Industry)	(1,570,443)	(1,084,651)	(1,136,502)	(2,102,584)	(1,473,545)

	Average FMV	(2,342,495)	45%	(1,617,881)	-5%	(1,695,223)	-46%	(3,136,245)	(2,197,961)

Total shares	1,236,744
Value per share		(1.89)		(1.31)		(1.37)		(2.54)	(1.78)

Minority shares	272,344
Minority Interest	22%	(515,842)		(356,274)		(373,306)		(690,634)	(484,014)

Minority Discounts Applied
(See consideration below)
A	-15%	77,376.30	53,441.17	55,995.88	103,595.09	72,602
B	-10%	51,584.20	35,627.45	37,330.59	69,063.39	48,401

	-25%	128,960.50	89,068.61	93,326.47	172,658.49	121,004

Adjusted FMV of Minority Interest after discounts		(644,802.51)	(445,343.07)	(466,632.37)	(863,292.43)	(605,018)
Shares being valued		272,344	272,344	272,344	272,344	272,344
Estimated value per share		(2.37)	(1.64)	(1.71)	(3.17)	(2.22)
Number of shares to repurchase		74,261				74,261
Total estimated value of shares to repurchase		(175,821)				(164,972)

Discounts for Minority Shares - explanation and considerations:

A minority discount is a reduction in the price of stock from its fair market value because the minority interest owner(s) cannot direct or control the business operations, and because of lack of marketability of the stock. The owners should agree on what the reasonable level of discount should be applied to lack of control and marketability. Typically, the applicable range is between approximately a total of 0% and 40% percent for both discounts combined.

A.

Lack of Marketability discount  - as a result of consideration of factory location, small team, and closely held stock - 78% of stock is owned by Paul and Joan. Note that marketability for closely held stock general averages 35-50%, in the absence of special circumstances.  15% appears reasonable for current circumstances.

B.	Lack of Control - majority stockholders own 78% of stock and have control over the Company, 10% discount appears reasonable.

Other Notes:
[a]	Lease of office factory and warehouse expires May 2025. $8,600/month. Owned by Joan and Paul.

Current rate :	$8,600/month	Comparable rents in area:	$0.58
Property size under lease in sq. ft:	13,400.00		$1.63
Current rate/sq. ft/ month	$0.64		$0.89
Estimated FMV rent / month	$16,035		$0.88
Estimated FMV rent / year	$192,424		$1.08
Adjustment for rent to FMV	$89,224		$2.12
		Average comparable rate	$1.20

[b]	Per management, FMV of CEO and COO would be $100k for CEO and $60k for COO. These costs are included in adjusted EBITDA.
[c]	Per management, if expected shares we repurchased, this cost would be reduced by about 40%.
[d]

Per management, income in 2019 was inflated due to a one time customer (a local coffee maker whose facility was temporarily unavailable). That customer accounted for $1.2M of income during 2019, and COGS of 58% based on historical trends. It appears reasonable to adjust for a 75% of this one time revenue, as efforts could have been applied to other customers and sales in place of this customer.

Additional considerations:

Declining market value related to COVID-19. Per client, projected revenues for 2020 will be considerably reduced (approximately 32%) as result of COVID-19 pandemic. Since the valuation above is as of December 31, 2019, we have not incorporated the effects of the market declines as a result of COVID-19. However, this circumstance may be considered in conjunction with the above valuation model.

Conclusion:
The calculated FMV of the minority interest in Thanksgiving Coffee is negative based on the model above.